               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934

                        (Amendment No. 5)

                     Illinois Power Company
                        (Name of issuer)


              Serial Preferred Stock, no par value
                 (Title of class of securities)


                           452092-85-1
                           452092-83-6
                          (CUSIP number)


                     Louise M. Parent, Esq.
                    American Express Company
                     American Express Tower
                     World Financial Center
                    New York, New York  10285
                         (212) 640-2000
    (Name, address and telephone number of person authorized to receive notices and communications)

                      September 26, 1995
                  (Date of event which requires
                    filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following line
                                                             ____

     Check the following line if a fee is being paid with this statement

                                                             ____

                          SCHEDULE 13D

CUSIP NO.   452092-85-1
            452092-83-6


1)     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                 American Express Financial Corporation
                 (formerly IDS Financial Corporation)
                 13-3180631

2)     CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP
                 (A) ____         (B)   X

3)     SEC USE ONLY

4)     SOURCE OF FUNDS
                        Not applicable.

5) CHECK LINE IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  ____

6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                 Minnesota

7)     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
       SOLE VOTING POWER    - 0 -


8) NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER 55,250


9)     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
       SOLE DISPOSITIVE POWER    - 0 -


10) NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER 55,250


11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 55,250

12)    CHECK LINE IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES
                                                  ____

13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 4.8%

14)    TYPE OF REPORTING PERSON
                 CO, IA




                          SCHEDULE 13D

CUSIP NO.   452092-85-1
            452092-83-6


1)     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                 American Express Travel Related Services Company, Inc.
                 13-3133497

2)     CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP
                 (A) ____         (B)   X

3)     SEC USE ONLY

4)     SOURCE OF FUNDS
                       Not applicable.

5) CHECK LINE IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  ____

6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                 New York


7)     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
       SOLE VOTING POWER       - 0 -


8)     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
       SHARED VOTING POWER     55,250


9) NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER - 0 -


10)    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
       SHARED DISPOSITIVE POWER   55,250


11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  55,250

12)    CHECK LINE IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES
                                                  ____

13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 4.8%

14)    TYPE OF REPORTING PERSON
                 CO


Item 1. Security and Issuer.

       This statement relates to the Serial Preferred Stock, no par value
(the "Preferred Stock") of Illinois Power Company an Illinois corporation (the "Issuer"). The principal executive offices of the Issuer are located at 500 South 27th Street, Decatur, Illinois 62525.

Item 2. Identity and Background.

            (a)-(c), (f) This Statement is filed by American Express Financial Corporation ("AEFC"), a Delaware corporation and a wholly-owned subsidiary of American Express Company ("American Express"), and American Express Travel Related Services Company, Inc. ("TRS"), a New York corporation and a wholly-owned subsidiary of American Express. The principal business of American Express is providing travel related services, financial advisory services and international banking services throughout the world. The principal business of TRS is providing travel related services. The principal business of AEFC is providing a variety of financial products and services to individuals, businesses and institutions. The address of the principal business and principal office for both American Express and TRS is American Express Tower, World Financial Center, New York, New York 10285. The address of the principal business and principal office of AEFC is IDS Tower 10, Minneapolis, Minnesota 55440.

       The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, of each executive officer and director of American Express, TRS and AEFC are set forth in Exhibits 1, 2 and 3, respectively, and are incorporated herein by reference.

            (d), (e) Neither American Express, TRS or AEFC, nor, to the best of their knowledge, any of the current directors or executive officers of American Express, TRS or AEFC have during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

       The event requiring this filing was the disposition of 90,650 shares of Illinois Power Serial Preferred Stock, no par value (Series B), beneficially owned by TRS and AEFC.











Item 4. Purpose of Transaction.

       On September 26, 1995, 45,650 shares of the Preferred Stock beneficially owned by TRS and AEFC were sold for $48.67 per share, resulting in aggregate proceeds of $2,221,785.50 to TRS. The sale was made in the ordinary course of the management of TRS' investment portfolio. An additional 45,000 shares of Preferred Stock beneficially owned by TRS and AEFC were disposed of when a wholly-owned subsidiary of TRS, which held the shares, was sold on October 2, 1995.

Item 5. Interest in Securities of the Issuer.

       (a) As of the date hereof, TRS and AEFC each beneficially owns 55,250 shares of the Preferred Stock representing approximately 4.8% of the outstanding shares of the Preferred Stock (based on 1,152,550 shares outstanding according to information provided by the Issuer to American Express). As described in Item 5(b), AEFC and TRS may be deemed to share voting and investment power with respect to all the shares of the Preferred Stock. American Express disclaims beneficial ownership of all of the foregoing shares. As of the date hereof, to the best knowledge of American Express, AEFC and TRS, respectively, none of the executive officers or directors of American Express, AEFC or TRS beneficially owned any shares of the Preferred Stock.

       (b) TRS shares with AEFC the power to vote or direct the vote and to dispose or direct the disposition of all shares of Preferred Stock reported in response to Item 5(a) above.

       (c) Except as described in Items 3 and 4, none of American Express, AEFC, TRS or, to the best knowledge of American Express, AEFC or TRS, respectively, any director or executive officer of American Express, AEFC or TRS has effected any transaction in the shares of the Preferred Stock during the past 60 days.

       (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of, the Preferred Stock.

       (e) TRS and AEFC ceased to be the beneficial owners of more than 5% of the Preferred Stock on October 2, 1995.


















Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       AEFC provides investment management and accounting services for TRS in connection with certain securities owned by TRS in a proprietary capacity, including the Preferred Stock reported in response to Item 5(a) herein.
Except as described in Item 5(b) above, and the preceding sentence, none of American Express, TRS and AEFC, or, to the best knowledge of American Express, TRS and AEFC, any of the executive officers or directors of American Express, TRS and AEFC, has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the shares of the Preferred Stock, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

            1. Information with respect to executive officers and directors of American Express.

            2. Information with respect to executive officers and directors of TRS.

            3. Information with respect to executive officers and directors of AEFC.
































                            SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 10, 1995


                                  AMERICAN EXPRESS TRAVEL RELATED
                                  SERVICES COMPANY, INC.




                                  By: /s/ Stephen P. Norman
                                  Name:  Stephen P. Norman
                                  Title: Secretary





































                            SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 10, 1995


                                  AMERICAN EXPRESS FINANCIAL
                                  CORPORATION




                                  By: /s/ Robert F. Erdman
                                  Name:  Robert F. Erdman
                                  Title: Assistant Treasurer





































                               EXHIBIT INDEX


EXHIBIT

  1.             Information with respect to
                 executive officers and directors of
                 American Express.

  2.             Information with respect to executive
                 officers and directors of TRS.

  3.             Information with respect to executive
                 officers and directors of AEFC.











































